UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, Tel Aviv, 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharmaceuticals Holdings Ltd. (hereinafter, the “Registrant” or the “Company”) announces that it will hold a Special General Meeting of Shareholders to be held on Monday December 28, 2015 at 2:00 PM Israel time, at the offices of the Company, One Azrieli Center, Round Tower, 23rd Floor, Tel Aviv.

In connection with this meeting, on December 6, 2015 the Registrant published in Hebrew on the MAGNA site of the Israel Securities Authority and the MAYA site of the Tel Aviv Stock Exchange the attached Notice of Meeting and Proxy statement. Holders of the Company's ADR's can instruct the Depositary, BNY Mellon, as to their vote by using the Form of Proxy Card for holders of the Company’s ADRs attached hereto as 99.2.

This report on Form 6-K of the Registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibits

99.1	Translation of Notice and Proxy Statement of Special General Meeting of Shareholders to be held on December 28, 2015.
99.2	Form of Proxy Card for holders of the Company’s ADRs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS LTD.

Date: December 7, 2015	By:	/s/Avraham Ben-Tzvi
Avraham Ben-Tzvi
General Counsel